UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

Millennium Investment & Acquisition Co. Inc.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

811-22156

(Commission File Number)

AMENDMENT NO.

Application Pursuant to Section 8(f) of
The Investment Company Act of 1940 for an Order Declaring That Applicant has Ceased to be an Investment Company

Communications regarding this Application should be address to:

David H. Lesser, CEO

301 Winding Road

Old Bethpage, NY 11804

I.	NATURE OF RELIEF SOUGHT BY APPLICANT

Millennium Investment & Acquisition Co. Inc. (the “Applicant”) seeks an order pursuant to Section 8(f) of the Investment Company Act of 1940 (the “1940 Act”) declaring that Applicant has ceased to be an investment company under the 1940 Act (the “Order”).

II.	APPLICANT

Applicant is a non-diversified, closed-end investment company registered under the 1940 Act. Applicant is duly formed and existing under and by virtue of the laws of the State of Delaware and, as of the date of this filing, is in good standing in that state. Applicant’s currently outstanding shares of common stock, par value $0.0001 per share (“common shares”), are listed on OTC Pink under the symbol “MILC.” As of February 26, 2021, there are 10,959,814 common shares outstanding.

Applicant is not currently a party to any litigation or administrative proceeding.

III.	ACTION REGARDING DEREGISTRATION

A. Historical Development

Applicant was incorporated in Delaware on March 15, 2006 for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar transaction (a “Business Combination”) with an operating business or businesses that have operations primarily in India (a “Target Business”). In January 2008, Applicant consummated the acquisition of a 14.75% equity interest in the SMC Group upon approval by public stockholders. For stockholders who voted to not approve the acquisition, 842,625 shares were redeemed for $6,736,949. As a result of its plan to invest substantially all of its assets in SMC Group stock, Applicant registered with the SEC as a closed-end, non-diversified investment company under the 1940 Act. Through a series of transactions, SMC Group became SMC Global. SMC Global is a diversified financial services company headquartered in New Delhi, India.

Effective June 11, 2014, Applicant completed a corporate reorganization which resulted in the change of its name to Millennium Investment & Acquisition Co. Inc. from Millennium India Acquisition Company Inc. The corporate reorganization was undertaken following a change of investment policy, pursuant to which Applicant’s Board of Directors (the “Board” and, the members thereof, the “Directors”) decided to abandon Applicant’s former policy of investing at least 80% of the value of its net assets and borrowings in equity securities of companies operating in India. In conjunction with the change in investment policy, the Board effected the change of name to remove the reference to India, in compliance with the 1940 Act.

Since late 2013, Applicant has been working to sell its position in SMC Global, its sole securities investment. Applicant entered into a Right to Sell Agreement (the “Right to Sell”) with the “promoter group” of SMC Global on November 22, 2013 pursuant to which Applicant has a right to sell 100,000 shares of SMC Global back to the “promoter group” on the first day of each month commencing April 1, 2016, and continuing until SMC completes a qualified public offering and listing on either a primary stock exchange in India or the Unites States. Applicant has completed the following sales of shares of SMC Global:

2

Date	Shares	Net Proceeds		Price per Share
Sale on 12/12/13	1,131,345	$1,376,890		$1.22
Sale on 11/19/15	1,131,345	2,139,011		1.89
Sale on 4/19/16	100,000	123,159		1.23
Sale on 5/6/16	200,000	246,578		1.23
Sale on 8/14/16	300,000	367,949		1.23
Sale on 11/25/16	300,000	368,775		1.23
Sale on 2/17/17	250,000	301,753		1.21
Sale on 3/28/17	250,000	314,952		1.26
Sale on 6/1/17	300,000	381,570		1.27
Sale on 10/2/17	200,000	250,180		1.25
Sale on 11/13/17	200,000	250,316		1.25
Sale on 1/24/19	200,000	287,673		1.44
Sale on 2/19/19	200,000	288,442		1.44
Sale on 3/29/19	900,000	1,337,338		1.49
Sale on 7/5/19	200,000	299,057		1.50
Sale on 10/1/19	600,000	632,683		1.05
Sale on 12/10/19	300,000	317,510		1.06
Sale on 6/30/20	300,000	238,026		0.79
Sale on 10/30/20	170,000	124,048		0.73
Sale on 11/9/20	330,000	240,544		0.73
Sale on 12/31/20	371,000	274,188		0.74
Sale on 2/17/21	1,229,000	718,402	(i)	0.58
Sale on 2/18/21	1,500,000	876,628	(i)	0.58
Sale on 2/23/2021	1,800,000	1,058,315	(i)	0.59
Sale on 2/26/2001	704,690	405,107	(i)	0.58
Total	13,167,380	13,219,098		$1.00

(i) Net of an approximately 20% India withholding tax that the company is seeking to recover.

As of February, 26, 2021, MILC owns 2,700,000 shares of SMC Global which it values at approximately $1.5 million.

On June 11, 2015, Applicant, through its wholly owned subsidiary Millennium HI Carbon, LLC (“MHC”), completed the acquisition of an activated carbon plant in Kawaihae, Hawaii. Despite commencing operations in 2011, the plant failed to achieve full commercial operations and generate profits. It ceased operating in 2012 and its owner filed for bankruptcy. Applicant acquired the facility out of bankruptcy and spent several years upgrading and seeking to commercialize the plant. The plant was intended to produce a premium grade of activated carbon based on the unique properties of its feedstock which is macadamia nutshells. This premium activated carbon was intended to be used for manufacturing ultracapacitors which are an electrical storage device.

3

MHC completed over thirty trial run campaigns of the factory and produced over 60 tons of activated carbon. This process allowed MHC to gain significant operational experience in an effort to work towards commercial operation. The process was iterative whereby MHC would operate the plant for a couple of days to produce activated carbon and then perform laboratory testing. MHC produced some very high-grade material that would be attractive to ultracapacitor manufacturers and command a premium price. Unfortunately, MHC also experienced significant variations in the quality of the material produced which is not viable. During 2019, MHC concluded that the existing carbonization reactor intended to remove volatile material and produce char for activation was the culprit causing the inconsistent results. Based on this, MHC has taken steps to significantly reduce overhead and has explored several alternatives to re-purpose the plant.

During 2019 and 2020, MHC worked to evaluate several alternative approaches and believes it has developed a unique approach to producing activated carbon. During the latter part of 2020, Applicant, through its wholly owned subsidiary Millennium Carbon LLC (“MC” and, together with MHC, the “Subsidiaries”), has been actively engaged in building a pilot plant in Kentucky that can produce activated carbon from a waste stream that is produced by factories in Kentucky. This plant also has the potential to serve as a proof of concept for the manufacture of premium activated carbon that could be used for electric storage as the primary component for the manufacture of ultracapacitors. MC has completed test runs of its carbonization reactor and is currently finalizing preparations to run the material through its activation kiln. Assuming MC continues to progress in a positive manner with this pilot plant, it may seek to upscale to a larger commercial scale plant.

Since 2013, Applicant has made significant progress exiting its sole stock investment in SMC Global and currently anticipates to have sold the entirety of its remaining position in early 2021. During this time, Applicant has pivoted to focus primarily on owning and operating businesses that produce activated carbon. Applicant is also currently evaluating investing in additional operating businesses and does not hold itself out as an entity focused on investing in securities.

The following represents Applicant’s Portfolio of Investments as of February 26, 2021:

MILLENNIUM INVESTMENT & ACQUISITION COMPANY INC.

PORTFOLIO OF INVESTMENTS

February 26, 2021

	Shares	Value
India -- 14.21%
Financials --14.21%
Private placement -14.21%
SMC Global Securities LTD (cost $7,943,904) (2)	2,700,000	1,495,068

United States --85.79%
Materials --85.79%
Controlled Investment
Millennium HI Carbon, LLC (cost $6,683,791) (1)	N/A	6,683,791
Secured Loan - Millennium HI Carbon, LLC (cost $2,344,626) (1)		2,344,626
		9,028,417

Total Investments - 100.00% (2)		$10,523,485

Notes:
(1)	Represents a controlled investment based on greater than 10% ownership as of February 25, 2021
(2)	Excludes Cash Dollars

On or about September 3, 2020, Applicant mailed to shareholders a proxy statement (the “Proxy Statement”) soliciting shareholder approval to cease to be a registered investment company under the 1940 Act and to deregister as a registered investment company with the Securities and Exchange Commission (the “Deregistration Proposal”).1 The Proxy Statement also stated that, after deregistering as an investment company, Applicant would no longer be subject to regulation under the 1940 Act. In addition, the Proxy Statement explained that Applicant would continue to be managed by Applicant’s sole current officer and overseen by the Board, which would maintain substantially similar power, authority and discretion as the Board had before deregistration and be subject to the same duties under state law.

[1]	https://www.sec.gov/Archives/edgar/data/1358656/000149315220016821/def14a.htm

4

Applicant held a meeting of shareholders (the “Shareholder Meeting”) on October 14, 2020, at which the Deregistration Proposal was approved.2

B. Public Representation Policy

Applicant announced on August 14, 2020 that the Board unanimously approved the Deregistration Proposal in its filing of a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”). Furthermore, following receipt of shareholder approval of the Deregistration Proposal, on November 12, 2020, Applicant filed an application for Deregistration with the SEC on form N-8F.3 Subsequent to that filing, based on a conversation with the SEC, Applicant filed an amendment to the Form N-8F to correct the name of Applicant.

Based on a subsequent conversation with the SEC, Applicant is now filing this application for deregistration with the SEC and is seeking the Order.

While Applicant is required under the 1940 Act to state in its financial statements that it is a registered investment company, Applicant’s periodic reports to shareholders, press releases and website will indicate that Applicant is implementing the Deregistration Proposal in accordance with the disclosure in the Proxy Statement. As a result of these efforts, Applicant is and holds itself out as a holding company that currently focuses primarily on owning and operating businesses that produce activated carbon.

Upon the SEC’s issuance of the Order, Applicant will issue a press release to shareholders indicating that it is no longer a registered investment company and will cease indicating in its financial statements that it is a registered investment company.

C. Activities of Applicant and Applicant’s Officers and Directors

As discussed in the Proxy Statement, Applicant’s current business activities will not materially change upon receipt of the Order and completion of the deregistration process. As described above, Applicant currently operates in the carbon industry, and the activities of Applicant and Applicant’s Directors and officers reflect these operations and indicate that Applicant no longer operates as an investment company, but rather is currently focused primarily on owning and operating businesses that produce activated carbon.

Applicant is currently internally managed with David H. Lesser serving as Chairman of the Board, CEO, CFO, Secretary & Treasurer. As such, Mr. Lesser is responsible for managing the business affairs and day-to-day activities of Applicant. In addition, Applicant currently has two independent Directors.

D. Applicant’s Present Assets

As of February 26, 2021, Applicant’s assets were comprised of (i) “cash items” (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the 1940 Act), (ii) “investment securities” (as defined in Section 3(a)(2) of the 1940 Act) and (iii) interests in the Subsidiaries.

Applicant owns 100% of the voting securities of each of the Subsidiaries. Neither of the Subsidiaries is an “investment company” within the meaning of Section 3(a) of the 1940 Act, and neither of the Subsidiaries is relying on the exception from the definition of “investment company” in Sections 3(c)(1) or 3(c)(7) of the 1940 Act. The non-investment company status of each of the Subsidiaries is described further in Section V.D below. As a result, the securities issued by the Subsidiaries and owned by Applicant are not investment securities.

[2]	https://www.sec.gov/Archives/edgar/data/1358656/000149315220019417/form8k.htm
[3]	https://www.sec.gov/Archives/edgar/data/1358656/000149315220021043/formn-8f.htm

5

As of February 26, 2021, the aggregate value of assets owned by Applicant directly and through its wholly owned subsidiaries (collectively, “Non-Investment Security Assets”) was approximately 85.79% of the value of Applicant’s total assets, exclusive of “Government securities” (as defined in the 1940 Act) and “cash items” (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the 1940 Act), on an unconsolidated basis (“Adjusted Total Assets”). The value of investment securities owned by Applicant represents approximately 14.21% of Applicant’s Adjusted Total Assets as of February 26, 2021, which is less than 40% of Applicant’s Adjusted Total Assets.

Applicant may establish other wholly owned subsidiaries to carry out specific activities, as noted below, consistent with Applicant’s business of owning and operating businesses.

E. Applicant’s Present Income

Applicant has been actively selling its ownership position in SMC Global which is its sole holding of an investment security. Applicant’s basis is significantly higher than the current valuation, so each sale generates a capital loss. Applicant is seeking to generate income from its existing and future investments in operating businesses. Applicant does not expect to derive a material portion of its gross income from investment security assets.

IV.	FEDERAL INCOME TAX CONSIDERATIONS

It is anticipated that deregistration will have no unfavorable tax consequences to Applicant or its shareholders.

It is anticipated that, after deregistration, Applicant and its shareholders will continue to be taxed in nearly identical fashion under the Internal Revenue Code of 1986, as amended (the “Code”), as they have historically been treated. Applicant is currently taxed at the entity level as a “C-corporation” by Federal and State tax authorities, and anticipates that it will continue to be taxed as a C-corporation after deregistration. Thus, not only will deregistration have no unfavorable U.S. federal income tax consequences to Applicant or its shareholders, deregistration will also be consistent with Applicant’s ongoing business plan and the tax treatment that is incident thereto.

V.	APPLICABLE STATUTORY PROVISIONS

Applicant conducts its operations so that neither it nor any of its Subsidiaries are or will be required to register as an investment company under the 1940 Act. Applicant accomplishes this by conducting its activities so as not to meet the definition of an “investment company” under Section 3(a) of the 1940 Act. Accordingly, Applicant hereby requests that the SEC issue an order pursuant to Section 8(f) of the Act declaring that Applicant has ceased to be an investment company.

We note that the SEC previously granted an order pursuant to Section 8(f) to a company that changed the nature of its business from a registered closed-end management investment company to an operating company that owns and operates self-storage facilities.4 We also note that the SEC previously has granted an order pursuant to Sections 3(b)(2) and 8(f) to a company that changed the nature of its business so that it was primarily engaged in a business other than investing, reinvesting, owning, holding, or trading securities.5 Finally, we note that the SEC has recently granted an order pursuant to Section 8(f) to a company that changed the nature of its business from a closed-end management investment company to a mortgage REIT.6

A. Applicant is Not a Section 3(a)(1)(A) Investment Company

Section 3(a)(1)(A) of the 1940 Act defines an “investment company” as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.

[4]	In the Matter of Self Storage Group, Inc., 1940 Act Rel. Nos. 31946 (notice) and 31960 (order) (January 19, 2016).
[5]	In the Matter of Madison Fund, Inc., 1940 Act Rel. Nos. 13565 (notice) and 13611 (order) (November 1, 1983); Baldwin Securities Corporation, 1940 Act Rel. Nos. 15700 (notice) and 15747 (order) (May 20, 1987).
[6]	In the Matter of RMR Mortgage Trust, 1940 Act Rel. Nos. 34130 (notice) and 34163 (order) (January 5, 2021).

6

The SEC and courts have generally referred to the following factors in determining whether an issuer is primarily engaged in the business of investing and reinvesting in securities under Section 3(a)(1)(A): (i) the company’s historical development; (ii) its public representations of policy; (iii) the activity of Applicant’s Directors and officers; (iv) the nature of its present assets; and (v) the sources of its present income. While these factors were developed primarily in analyses under Section 3(b)(2) of the 1940 Act, they are equally applicable to analyses under Section 3(a)(1)(A).7

Each of these five factors is discussed in Section III of this Application and, when taken together, demonstrate that Applicant is no longer an investment company within the meaning of Section 3(a)(1)(A) of the 1940 Act. With respect to factors (i) and (ii), Applicant has clearly and consistently indicated to the public and its shareholders its intention to become an operating company and cease being a registered investment company and will continue to do so with each public financial report and press release and its website. As described above, Applicant has been consistently selling its sole position in investment securities (as defined in Section 3(a)(2) of the 1940 Act) and has not acquired any additional investment securities or held itself out as seeking to invest in investment securities. Rather, its sole activity since 2014 has related to operating a business in the carbon industry. Accordingly, investors would not confuse Applicant’s representations or activities with those of a traditional investment company.

With respect to factor (iii), the activities of Applicant’s Directors and officers indicate that Applicant is currently focused primarily on owning and operating businesses that produce activated carbon.

With respect to factors (iv) and (v), as discussed in Section III and below, less than 40% of the value of Applicant’s Adjusted Total Assets are investment securities.

Since Applicant presently does not hold itself out as being engaged in primarily, nor does it propose in the future to engage primarily, in the business of investing, reinvesting, or trading in securities, Applicant submits that it is no longer an investment company under Section 3(a)(1)(A) of the Act. The SEC has never taken the view that a holding company that is not an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act is nonetheless an investment company within the meaning of Section 3(a)(1)(A) of the 1940 Act absent the “special situation” investment company doctrine, which is not applicable to Applicant.8

B. Applicant is Not a Section 3(a)(1)(B) Investment Company

Applicant is not an “investment company” within the meaning of Section 3(a)(1)(B) of the 1940 Act because it is not engaged, and does not propose to engage, in the business of issuing face-amount certificates of the installment type,9 has not been engaged in such business and does not have any such certificate outstanding.

[7]	See Tonopah Mining Co., 26 S.E.C. 426 (1947); Certain Prima Facie Inv. Companies, 1940 Act Rel. No. 10937, at n.24 (Nov. 13, 1979) (“Although [Tonopah] was decided under section 3(b)(2) of the Act, the “primary engagement” standard set forth in that case also appears to be applicable to the identical standard of section 3(a)(1) and 3(b)(1).”).
[8]	A “special situation” investment company is a company whose primary business is to acquire securities for investment with a view to increasing their value and later disposing of them at a profit. Often such a company invests in securities of operating companies and obtains control of them, not to engage in their line of business, but to rehabilitate them with management reforms in order to enhance the selling value of such securities with a view to quick resale. The typical “special situation” investment company will frequently invest in shares of publicly traded operating companies to facilitate resale of such shares at a quick profit. See, e.g., Bankers Securities Corp. v. SEC, 146 F.2d 88 (3d Cir. 1944); United Stores Corp., 10 S.E.C. 1145 (1942). Applicant is a holding company primarily currently focuses primarily on owning and operating businesses that produce activated carbon.
[9]	Section 2(a)(15) of the 1940 Act defines a “face-amount certificate of the installment type” as “any certificate, investment contract, or other security which represents an obligation on the part of its issuer to pay a stated or determinable sum or sums at a fixed or determinable date or dates more than twenty-four months after the date of issuance, in consideration of the payment of periodic installments of a stated or determinable amount.”

7

C. Applicant is Not a Section 3(a)(1)(C) Investment Company

Section 3(a)(1)(C) defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s Adjusted Total Assets. Excluded from the term “investment securities,” among other things, are “Government securities” (as defined in the 1940 Act) and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company for private funds set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.10 Section 2(a)(24) of the 1940 Act defines a “majority-owned subsidiary” of a person to mean a company 50% or more of the outstanding voting securities11 of which are owned by such person, or by a company which, within the meaning of this definition, is a majority-owned subsidiary of such person. Applicant owns 100% of the voting securities of each of the Subsidiaries and will own at least 50% of the voting securities of other non-investment company subsidiaries it may form to ensure the value of investment securities owned by Applicant is less than 40% of the value of Applicant’s Adjusted Total Assets.

Applicant owns 100% of the voting securities of each of the Subsidiaries. Neither of the Subsidiaries is an “investment company” within the meaning of Section 3(a) of the 1940 Act, and neither of the Subsidiaries is relying on the exception from the definition of investment company for private funds set forth in Section 3(c)(1) or 3(c)(7) of the 1940 Act. The non-investment company status of each of the Subsidiaries is described further below. Therefore, Applicant’s interests in the Subsidiaries are not “investment securities” (within the meaning of Section 3(a)(2) of the 1940 Act). Because the value of Applicant’s Non-Investment Security Assets, including Applicant’s interests in the Subsidiaries, exceeds 60% of the value of Applicant’s Adjusted Total Assets, the value of any investment securities owned by Applicant is less than 40% of the value of Applicant’s Adjusted Total Assets. Applicant is therefore not an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act. Rather, Applicant is a holding company that currently focuses primarily on owning and operating businesses that produce activated carbon.

D. Neither of the Subsidiaries is an investment company within the meaning of Section 3(a) of the 1940 Act

Section V.A., above, sets forth the statutory provisions and applicable analytical framework for evaluating whether the Subsidiaries are “investment companies” under Section 3(a)(1)(A) of the 1940 Act. With respect to factors (i) through (iii), the Subsidiaries are wholly owned by Applicant, operated by Applicant’s officers and overseen by Applicant’s Board. Therefore, the considerations set forth with respect to Applicant in Sections III. and V.A., above, as they relate to factors (i) through (iii), are equally applicable to the Subsidiaries. With respect to factors (iv) and (v), as discussed below and in Section III, above, less than 40% of the value of each of the Subsidiaries’ Adjusted Total Assets are investment securities and each of the Subsidiaries derives its income primarily from Non-Investment Security Assets. The special situation investment company doctrine is similarly not applicable to the Subsidiaries.

Section V.B., above, sets forth the statutory provisions for evaluating whether the Subsidiaries are “investment companies” under Section 3(a)(1)(B) of the 1940 Act. Neither of the Subsidiaries is engaged, nor does either propose to engage, in the business of issuing face-amount certificates of the installment type, nor has either of the Subsidiaries been engaged in such business nor does either have any such certificate outstanding.

Section V.C., above, sets forth the statutory provisions and applicable analytical framework for evaluating whether the Subsidiaries are “investment companies” under Section 3(a)(1)(C) of the 1940 Act. As described below, neither of the Subsidiaries is an investment company within the meaning of Section 3(a)(1)(C).

As of February 26, 2021, MHC’s assets were comprised of (i) “cash items” (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the 1940 Act), (ii) prepaid expenses and other assets and (iii) property, plant and equipment. As of February 26, 2021, the aggregate value of the property, plant and equipment assets owned by MHC was approximately 100% of the value of MHC’s Adjusted Total Assets. The value of investment securities owned by MHC represents 0% of MHC’s Adjusted Total Assets as of February 26, 2021, which is less than 40% of MHC’s Adjusted Total Assets. MHC is therefore not an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act. Rather, MHC is an operating company primarily engaged in the production of activated carbon.

[10]	See 1940 Act § 3(a)(2).
[11]	See 1940 Act § 2(a)(42).

8

As of February 26, 2021, MC’s assets were comprised of (i) “cash items” (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the 1940 Act), (ii) prepaid expenses and other assets and (iii) property, plant and equipment. As of February 26, 2021, the aggregate value of the property, plant and equipment assets owned by MC was 100% of the value of MC’s Adjusted Total Assets. The value of investment securities owned by MC represents 0% of MC’s Adjusted Total Assets as of February 26, 2021, which is less than 40% of MC’s Adjusted Total Assets. MC is therefore not an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act. Rather, MC is an operating company primarily engaged in the production of activated carbon.

VI.	HARDSHIP FOR CONTINUED COMPLIANCE

Continued compliance with the Act would present an undue hardship to Applicant. By design, the Act is not intended to regulate operating companies and, as such, contains many proscriptions and limitations with respect to activities normally within the scope of an operating company’s business, operations, and financial viability. Examples include a general prohibition on the granting of warrants, and requirements to obtain shareholder approval prior to issuing securities at less than the net asset value per share. In addition, the limitations imposed by Section 18 of the 1940 Act on Applicant’s capital structure constrain Applicant’s ability to borrow and otherwise manage its capital structure in ways that the Board believes are prudent and reasonable for an operating company but are prohibited for a registered investment company. Such restrictions present significant obstacles to capital raising activities in which Applicant would otherwise participate if it were not for its status as a registered investment company and would likely result in lower yields for shareholders as compared to other operating companies whose capital structure and leverage ratios are not restricted by the 1940 Act. Further, the prohibitions of Section 17 of the 1940 Act on transactions with affiliates, together with Section 23(a) of the 1940 Act, also present an obstacle to Applicant by effectively prohibiting many types of incentive-based compensation the Board considers to be reasonable and necessary to attract and retain the best qualified persons to manage Applicant’s business. More importantly, the continued compliance with the 1940 Act is contrary to what shareholders of Applicant have agreed to when they approved the Deregistration Proposal.

VII.	CONCLUSION

Applicant is currently primarily engaged in owning and operating businesses that produce activated carbon and is no longer an investment company by virtue of the fact that Applicant is not an investment company within the meaning of Section 3(a)(1) of the 1940 Act. Further, Applicant fully intends to continue to manage its assets and income in a manner that causes it to continue to be excluded from the definition of an investment company under the Act. Accordingly, for the reasons set forth above, Applicant asserts that it satisfies the standards for an order under Section 8(f) of the Act.

*****

9

AUTHORIZATION TO FILE THIS APPLICATION

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that the Board, by resolution duly adopted and attached hereto as Exhibit A, has authorized the officers of Applicant to prepare, or cause to be prepared, and to execute and file with the SEC, this Application.

The verification required by Rule 0-2(d) under the 1940 Act is attached hereto as Exhibit B. All other requirements for the execution and filing of this Application in the name of, and on behalf of, Applicant by the undersigned officer of Applicant have been complied with and such officer is fully authorized to do so.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicant states that its address is 301 Winding Road, Old Bethpage, NY 11804, and Applicant further states that all communications concerning this Application or any amendment thereto should be directed to:

David H. Lesser, CEO

Millennium Investment & Acquisition Co. Inc.

301 Winding Road

Old Bethpage, NY 11804

Telephone Number: 212 750-0371

It is hereby requested that the SEC issue an order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

Applicant has caused this Application to be duly signed on its behalf on the date and year set forth below.

[Signature page follows]

10

MILLENNIUM INVESTMENT &
ACQUISITION CO. INC.

/s/ David H. Lesser
David H. Lesser
CEO, Secretary and Treasurer

March 1, 2021

11

Exhibit A

Authorization
Secretary’s Certificate of Board of Trustees Resolution

I, David H. Lesser, hereby state that I am the duly elected CEO, Secretary and Treasurer of Millennium Investment & Acquisition Co. Inc. (the “Company”) and as said Secretary do hereby certify that the following are resolutions duly adopted by the Board of Directors of the Company at a meeting held on February 24, 2021, and that said resolutions have not been amended or modified and is in full force and effect:

RESOLVED: That the officers of the Company, in consultation with counsel, be, and hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the Securities and Exchange Commission (the “SEC”) the application to the SEC for an order under Section 8(f) of the Investment Company Act of 1940, as amended (the “1940 Act”), declaring that the Company has ceased to be an investment company and terminating its registration under the 1940 Act (the “Deregistration Application”), with such revisions as the officers of the Company deem necessary or advisable upon advice of counsel; and further

RESOLVED: That the officers of the Company, in consultation with counsel, be, and hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Deregistration Application as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action.

/s/ David H. Lesser
David H. Lesser
CEO, Secretary and Treasurer

March 1, 2021

12

Exhibit B

Verification of Application

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Millennium Investment & Acquisition Co. Inc.; that he is the Secretary of such entity; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 1st day of March, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ David H. Lesser
David H. Lesser
CEO, Secretary and Treasurer

March 1, 2021

13